UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL



Date of Request:  March 4, 2004



                                 Sew Cal Logo, Inc.

            Nevada                                           46-0495298
---------------------------------                     --------------------------
 (State or other jurisdiction of                      (IRS Employer I.D. Number)
 incorporation or organization)

              207 West 138th Street, Los Angeles, California 90061
--------------------------------------------------------------------------------
         (Address of principal executive offices) (City) (State) (Zip)

                                 (310) 352-3300
                      -------------------------------------
                         (Registrant's Telephone Number)

Securities  Act  registration  statement file number to which this form relates:
333-113223

ITEM 1.  Withdrawal of Registration Statement.

On March 2, 2004, Sew Cal Logo, Inc., a Nevada corporation (the "Company"), filed a Registration Statement on Form SB-2, File No. 333-113223, with the Securities and Exchange Commission. On March 4, 2004, the Company was notified by the Commission that the audited financial statements of the Company were deficient because they did not contain updated financial statements, and that the statements that were filed were not prepared by a PCAOB registered accounting firm. Therefore, The Board of Directors of the Company has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-113223 to correct the above deficiencies. Once the deficiencies are corrected, the Company shall refile the registration statement. None of the units being offered pursuant to the registration statement have been offered or sold.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Los Angeles, State of California, U.S.A. on the 4th day of March, 2004.

                                                Sew Cal Logo, Inc.

                                                By:/s/ Richard Songer
                                                -------------------------------
                                                       Richard Songer, President